UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Efficiency and Proximity

EARNINGS RELEASE
FIRST QUARTER 2022

edenor

Results for the first quarter 2022

Ticker: EDN

Ratio: 20 Class B shares = 1 ADR

Number of Shares net of Treasury Shares:

875,3 million Shares | 43,8 million ADRs

Total Shares:

906,5 million Shares | 45,3 million ADRs

Market Capitalization:

AR$ 49,017 billion | $ 231,085 millones

Investor Relations Contacts: Germán Ranftl Chief Financial Officer Silvana Coria Investor Relations Manager
ir.edenor.com | investor@edenor.com Tel: +54 (11) 4346 -5511

Buenos Aires, Argentina, May 12th, 2022. Empresa Distribuidora y Comercializadora Norte S.A. (NYSE / BYMA: EDN) (“edenor” or “the Company”), Argentina’s largest electricity distributor both in terms of number of customers and energy sales, informs its results for the first quarter of 2022. All figures are stated in Argentine Pesos on a constant currency basis, and the information has been prepared in accordance with International Financing Reporting Standards (“IFRS”), except for what is expressly indicated in the Income Statement, which is expressed at historical values.

Webcast Information

On Friday, May 13th, 2022, at 10 a.m Buenos Aires time/ 9 a.m. New York time, there will be a webcast to analyze edenor’s 1Q22 results. Such presentation will be given by German Ranftl, edenor’s Chief Financial Officer.

For those interested in participating, please clic AQUÍ

Questions will be answered exclusively through the webcast system.

1 Market Price as of 10/05/2022, AR$ 56,00 per share and USD 5,28 per ADR

Edenor S.A – Earnings Release 1Q22	2

SUMMARY OF RESULTS FOR THE FIRST QUARTER 2022

Edenor has managed to sustain the improvement in its service quality levels together with an improvement in the efficiency of the use of its resources.

In millions of Pesos	1Q
in constant purchising power	2022	2021	Δ AR$	Δ%
Revenue from sales	30,401	32,607	(2,206)	(7%)
EBITDA	1,329	1,439	(110)	(8%)
Net income	(2,818)	(1,018)	(1,800)	177%
Capital expenditures	2,684	3,920	(1,236)	(32%)

Revenue from sales decreased by 7%, reaching ARS 30,401 million in 1Q22, lower than 1Q2021 in real terms, mainly due to the inflation differences and that the tariff is frozen.

EBITDA decreased AR$ 110 million, reaching a positive result of AR$ 1,329 million in 1Q22, compared to a gain of AR$ 1,439 million in the same period of the previous year. There are no adjustments to the EBIDTA in the periods under comparison.

Net results accumulated losses for AR$ 2,818 million in 1Q22, increasing losses by AR$ 1,800 million compared to the same period of last year.

During the first quarter of the year, there was a higher loss in the operating income, higher financial losses mainly due to the deferral of the payment of obligations with the Wholesale Electricity Market and a higher result for exposure to changes in purchasing power (RECPAM) compared to the same period in 2021.

During the first quarter of 2022, investments reached AR$ 2,684 million, representing a decrease of 32 % in real terms in real terms compared to the first quarter of the previous year.

At the end of March 2022, collection of trade receivables was 98%, the defaulting balance amounted to 9,004 million pesos, and general customer satisfaction was 86%.

Edenor S.A – Earnings Release 1Q22	3

REGULATORY FRAMEWORK

Public Hearings:

On April 18, 2022, through Resolutions No. 235 and 236/2022 issued by the Secretariat of Energy, the Argentine Executive Branch convened public hearings to be held on May 10, 11 and 12 with the aim of dealing with the following issues:

•	New seasonal reference prices of the Seasonal Price of Electric Energy (PEST, in Spanish), in force as of June 1, 2022.
•	Implementation of segmentation in the granting of energy price subsidies by the National Government to users of natural gas and electricity services for the years 2022 and 2023.

Debt Restructuring

On April 6, 2022, the General Meeting of Shareholders approved the update of the Global Program for the Issue of Simple Corporate Notes for a Maximum Amount outstanding at all times of up to $750,000,000 (or its equivalent in other currencies).

Consequently, on April 12, 2022, edenor launched the exchange offer of Class 9- Corporate Notes issued by the Company due on October 25, 2022 at a nominal annual fixed interest rate of 9.75% for an outstanding nominal value of $ 98,057,000 for Class N I - New Corporate Notes, denominated and payable in US dollars, at a nominal annual fixed interest rate of 9.75%, due 2025, to be issued for a nominal value of up to $ 120,000,000, within the framework of the Global Program for the Issue of Simple Corporate Notes.

New Corporate Notes are within the framework of the "Guidelines for the issue of negotiable, social, green and sustainable bonds in Argentina" contained in Annex III of Chapter I, Title VI of the Rules of the Argentine Securities and Exchange Commission (CNV) and in BYMA`s Guide of Green and Sustainable Social Bonds intended to be listed on BYMA`s Panel of Social, Green and Sustainable Bonds.

The capital of such corporate notes will be amortized in a single payment on May 12, 2025. Likewise, they will accrue interest at a nominal annual fixed rate of 9.75%, payable semi-annually every May 12 and November 12 of each year, starting on November 12, 2022.

Finally, on May 12, 2022, the Company approved the issue and placement by exchange, pursuant to the provisions of the Prospectus and Exchange Supplement dated April 12, 2022. The Corporate Notes will be subscribed in accordance with the Exchange Orders received, based on the following options:

Option A

Exchange Orders for Existing Corporate Notes submitted under Option A on or before the Early Exchange Date (April 28, 2022), which on April 29,2022 has been extended to May 9, 2022, will receive a nominal value of New Corporate Notes of $ 1,050 for each $ 1,000 nominal value of Existing Corporate Notes validly presented and accepted for exchange.

Option B

Exchange Orders for Existing Corporate Notes submitted under Option B will receive a portion of the Cash Consideration, plus the corresponding New Corporate Notes Consideration.

The Cash Consideration represents a total amount equal to the lesser of: (i) 30% of the principal amount of the Existing Corporate Notes that are validly presented and accepted for exchange in the Offer; and (ii) the principal amount of the Existing Corporate Notes accepted for exchange under Option B.

Edenor S.A – Earnings Release 1Q22	4

The amount of the Pro Rata Cash Consideration to be paid to Eligible Holders whose Existing Corporate Notes are accepted for exchange under Option B will be equal to the Cash Consideration divided by the principal amount of the Existing Corporate Notes accepted under Option B multiplied by 1,000.

The Early Cash Consideration (on or before the Early Exchange Date) in New Corporate Notes for each Eligible Holder whose Existing Notes have been accepted for exchange under Option B will be equal to 1.04 times the difference between $1,000 and the Pro Rata Cash Consideration received by each Eligible Holder whose Existing Notes have been accepted for exchange under Option B.

Payment of accrued interest

In addition to the Exchange Consideration, Eligible Holders whose Existing Corporate Notes were accepted for exchange in the Exchange Offer will also receive an Accrued Interest Payment equal to all accrued and unpaid interest from the last interest payment date until and excluding the Settlement Date, which must be paid in cash on the Settlement Date.

The result of the offer to exchange the Class N° 9 Negotiable obligation issued by the Company with maturity on October 25, 2022 for New Negotiable obligation - Class N I, was 73.25% acceptance, restructuring accordingly a total of U$S 52,706,268 corresponding to: i) Exchange Orders filed under Option A for U$S 43,783,950 and; ii) Redemption Orders filed under Option B for U$S 30,470,118

Additionally, interest was paid in cash from the last payment date to and including the Settlement Date, totaling U$S 329,573.

The debt structure for Negotiable Obligations of the Company based on the Exchange Offers received would be composed as follows:

RATINGS

Credit rating agencies FIX SCR, Moody's, S&P, updated edenor's ratings as to the debt:

Edenor S.A – Earnings Release 1Q22	5

FixScr has also concluded that these new bonds CLASS N1 are aligned with the four+ principal components of the Social Bonds Principles of ICMA. BYMA authorized the incorporation of these new issuance to the SVS bonds panel.

MAIN RESULTS FOR THE FIRST QUARTER 2022

In millon of Pesos	1Q
in constant purchising power	2022	2021	ΔAR$	Δ%
Revenue from sales	30,401	32,607	(2,206)	(7%)
Energy purchases	(17,979)	(19,771)	1,792	(9%)
Gross margin	12,422	12,836	(414)	(3%)
Operating expenses	(13,830)	(13,912)	82	(1%)
Other operating expenses	(132)	(309)	177	n/a
Asset Impairment	-	-	-	-
Net operating income	(1,540)	(1,385)	(155)	(11%)
Financial Results, net	(9,846)	(6,730)	(3,116)	46%
RECPAM*	11,782	8,402	3,380	40%
Income Tax	(3,214)	(1,305)	(1,909)	146%
Net income (loss)	(2,818)	(1,018)	(1,800)	175%
*Result for exposure to changes in purching power

Revenues from sales

Revenues from sales decreased by 7 % to AR$ 30,401 million in 1Q22, against AR$ 32,607 million in 1Q21. This is due to the inflation differences and that the tariff is frozen.

Energy purchases

Energy purchases decreased by 9% to AR$ 17,979 million in 1Q22 against AR$ 19,771 million for the same period in 2021. The VAD increased 8%. There was an increased for residential customers of 34 % and 50 % for industries. . In turn, the reference seasonal price for residential customers is still subsidized by the Federal Government, where the subsidy reached 70% of the system’s actual generation cost in the first quarter of 2022, while large users receive no subsidy in the energy price.

Gross Margin

The gross margin corresponding to 1Q22 was AR$ 12,422 million, which represents a fall of 3% compared to the same period of the previous year.

By means of Resolution No. 76/2022, the ENRE established new tariffs schemes which are effective as of March 1st, setting a VAD increase of 8%.

	1Q 2022			1Q 2021			Variation
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	2,356	43.1%	2,864,074	2,266	43.5%	2,800,417	4.0%	2.3%
Small commercial	536	9.8%	339,647	457	8.8%	328,976	17.4%	3.2%
Medium commercial	391	7.2%	30,892	373	7.2%	30,947	5.0%	(0.2%)
Industrial	936	17.1%	6,931	880	16.9%	6,863	6.4%	1.0%
Wheeling System	956	17.5%	684	950	18.2%	686	0.7%	(0.3%)
Others
Public lighting	147	2.7%	21	150	2.9%	21	(2.2%)	0.0%
Shantytowns and others	147	2.7%	563	136	2.6%	515	8.3%	9.3%
Total	5,470	100%	3,242,812	5,212	100%	3,168,425	5.0%	2.3%

Volume of Energy Sales

The volume of energy sales increased by 5%, reaching 5,470 GWh in 1Q22, against 5,212 GWh for the same period of 2021.

Edenor S.A – Earnings Release 1Q22	6

Furthermore, edenor’s customer base rose by 2.3% compared to the same period of the previous year, reaching more than 3.2 million of customers, mainly on account of the increase in residential customers and small commercials as a result of the market discipline actions and the installation over the last year of 6,445 integrated energy meters that were mainly intended for the regularization of clandestine connections.

The outbreak of the global pandemic has brought several consequences in economic activities worldwide that directly affected the Company’s activities, generating reduced collections, especially at the beginning of the lockdown. In addition, given the tariff delay, our income was highly committed. For these reasons, we have seen the need to partially defer payments to CAMMESA for the energy acquired in the Wholesale Electricity Market as from maturities taking place in March 2020. These obligations were partially regularized; even so, as of March 31, 2022 there is a debt of ARS 32,640 million before interest.

As regards the treatment of the debt accumulated, Decree 88/2022 extended until December 31, 2022, the implementation of the "Special Regime for the Regularization of Obligations" for the debts maintained by the electricity distributors with CAMMESA, and the "Special Regime of Credits” established by the Secretariat of Energy within the framework of Section 87 of Law No. 27.591 and Resolutions No. 40/21 and 371/21.

Operating Expenses

In million of pesos	1Q
in constant purchising power	2022	2021	ΔAR$	Δ%
Salaries, social security taxes	(4,442)	(4,450)	8	(0%)
Pensions Plans	(265)	(333)	68	(20%)
Communications expenses	(196)	(241)	45	(19%)
Allowance for the imp. of trade and other receivables	(392)	(1,035)	643	(62%)
Supplies consumption	(609)	(556)	(53)	10%
Leases and insurance	(166)	(158)	(8)	5%
Security service	(207)	(172)	(35)	20%
Fees and remuneration for services	(2,805)	(2,878)	73	(3%)
Amortization of assets by right of use	(147)	(18)	(129)	717%
Public relations and marketing	(200)	(2)	(198)	9900%
Advertising and sponsorship	(103)	0	(103)	na
Reimbursements to personnel	0	0	0	na
Depreciation of property, plant and equipment	(2,722)	(2,643)	(79)	3%
Directors and Sup. Committee members’ fees	(11)	(181)	170	(94%)
ENRE penalties	(1,082)	(743)	(339)	46%
Taxes and charges	(476)	(483)	7	(1%)
Other	(7)	(19)	12	(63%)
Total	(13,830)	(13,912)	82	(0.6%)

Operating expenses decreased by 0,6%, reaching AR$ 13,830 million in 1Q22, against AR$ 13,912 million in 1Q21.

Financial Results

Financial results experienced a decrease in the amount of AR$ 3,116 million, reaching a loss of AR$ 9,846 million in 1Q22, against losses for AR$ 6,730 million in 1Q21. This difference is mainly due to higher interest accrued on the debt incurred with CAMMESA, which to date accumulates a debt for AR$ 32,640 million.

Net Income

Net income decreased by AR$ 1,800 million, recording losses for AR$ 2,818 million in 1Q22, against a loss of AR$ 1,018 million for the same period in 2021. In addition, there was a lower loss in the operating income, higher financial charges due to the deferral of the payment of obligations with the Wholesale Electricity Market and a higher result for exposure to changes in purchasing power (RECPAM).

Edenor S.A – Earnings Release 1Q22	7

EBITDA

In millon of Pesos	1Q
in constant purchising power	2022	2021	∆ AR$	∆ %
Net operating income	(1,540)	(1,385)	(155)	na
Depreciation of property, plant and equipment	2,869	2,824	45	2%
EBITDA	1,329	1,439	(110)	(8%)

EBITDA for 1Q22 registered a gain of AR$ 1,329 million, AR$ 110 million lower than the same period in 2021, mainly due to the impact of lower operating income. There are no adjustments to EBITDA between the comparison periods

Capital Expenditures

During the first quarter of 2022, edenor´s capital expenditures totaled AR$ 2,684million, against AR$ 3,920 million in 1Q21. Investments for the period were as follows:

•	AR$ 487 million in new connections;
•	AR$ 696 million in grid enhancements;
•	AR$ 719 million in maintenance;
•	AR$ 23 million in legal requirements;
•	AR$ 93 million in communications and telecontrol;
•	AR$ 302 million in other investment projects

Quarterly

Edenor S.A – Earnings Release 1Q22	8

This year, we plan to carry out the following works:

-	Renewal of 220/132 kV Transformer - MALAVER 300 MVA - To be put into operation in October 2022.
-	New Substation ORO VERDE 80 MVA - To be put into operation in November 2022.
- Electroduct MATHEU-TALAR in Substation BENAVIDEZ - 0,5 km - To be put into operation in October 2022.
- Electroduct ORO VERDE - 4 km - To be put into operation in November 2022.
- Renewal of cables 115/116 Substation PUERTO NUEVO-PI SALGUERO - 4 km - To be put into operation in December 2022.

Service Quality Standards

The investment plan executed in recent years continues to show results that are reflected in a continuous improvement in the quality of service, by reducing the duration and frequency of outages since 2014, and thus exceeding the regulatory requirements set forth in the last comprehensive tariff review, and even exceeding this year the quality indicators required by the regulator in the last Integral Tariff Revision.

Quality standards are measured based on the duration and frequency of service outages using SAIDI and SAIFI indicators. SAIDI refers to the duration of outages and measures the number of outage hours a user experiences per year. SAIFI refers to the frequency of outages and measures the number of times a user experiences an outage during a year.

At the closing of the first quarter of 2022, SAIDI and SAIFI indicators for the last 3 months were 10.4 hours and 4.1 outages on average per client per year, evidencing a 13% and 11% improvement, respectively, compared to the same period of the previous year. In turn, these indicators are 13% and 24% lower than target values required by the RTI for January 2022. This recovery in service levels is mainly due to the investment plan devised by the Company since 2014, the different improvements implemented in the operating processes, and the adoption of technology applied to the grid´s operation and management.

Edenor S.A – Earnings Release 1Q22	9

SAIDI

SAIFI

Energy Losses

In 1Q22, energy losses experienced a 13,8 % decrease, against 16,6 % for the same period of the previous year. Costs associated with these losses increased 34%. This results in a AR$ 789 million improvement in real terms.

The works of multidisciplinary teams to develop new solutions to energy losses continued, as well as Market Discipline (DIME) actions aiming to reduce them. Analytical and artificial intelligence tools were used to enhance effectiveness in the routing of inspections, and DIME actions continued with the objective of detecting and normalizing irregular connections, fraud and energy theft.

Edenor S.A – Earnings Release 1Q22	10

In addition, during 2022, 70,928 inspections of Tariff 1 (Residential users) were conducted with a 52 % efficiency, while for the same period of the previous year 413,041 inspections were conducted with a 52 % efficiency. Moreover, 6,445 Integrated Energy Meters (MIDE) were installed during 2022.

Regarding the recovery of energy, besides the normalization of customers with MIDE meters, clandestine customers with conventional meters were also put back to normal. Moreover, a new energy balance system was implemented, as well as the development of micro-balances in private neighborhoods. In all cases, a striking rate of recidivism in fraud has been observed.

Energy Losses

Indebtedness

As of March 31, 2022, the outstanding principal of our dollar-denominated financial debt amounts to USD 98.1 million, whereas the cash position net of financial debt amounts to USD -100 million The financial debt consists exclusively of Senior Notes maturing in October 2022.

Sustainability

At Edenor, we are committed to the Sustainable Development Goals. We especially make concrete and measurable contributions to 3 of these goals: Affordable and Clean Energy, Quality Education and Gender Equality.

Social pillar: The commitment to the development of the community in which it is immersed is key to Edenor, and part of its sustainability strategy includes electricity inclusion, intelligent consumption and equitable and quality education. In this regard, the electrical inclusion and intelligent consumption program allows customers to be effectively included in society and to make full use of electrical energy with energy efficiency knowledge. In addition, it is an advance as to the experience of customers with the company and the administration of electricity consumption in households.

It is worth mentioning the most significant benefits of accessing electricity:

-	Access to a quality public service;

Edenor S.A – Earnings Release 1Q22	11

-	Possibility of opening an account in a bank or accessing other services, since the recharge ticket serves as a proof of address;
-	Greater equity between neighbors of normalized and non- normalized neighborhoods
-	Possibility of self-managing consumption (energy loads) based on family income flow;
-	Training for clients in the rational use of energy;
-	Decrease in accidents derived from illegal manipulations in power lines and clandestine connections;
-	Improvement in the electrical safety of households due to the incorporation of thermal and circuit breaker;
-	It offers the possibility of filing claims with the company, or with the ENRE, in the event the latter does not answer;
-	Digitalization of the service;
-	Improvement in the quality of life since it offers the possibility of using a refrigerator, electric oven for cooking, access to well water, etc.;
-	Access to social tariff;
-	Access to consumer credit, since customers may be considered good payers if there are no debts;
-	Access to education, work and undertakings development

In addition, the Company continues to carry out the scholarship and tutoring program in technical schools: the “Mujeres con Energia” initiative and the “edenorchicos” educational program.

Environmental pillar: Edenor is working with its consumers so that they can install an electricity generation system for self-consumption and with eventual injection of surpluses into the network. Likewise, Edenor acquired its first 100% electric vehicle for its operations and installed smart meters that allow the company and customers to know in real time, 24 hours a day, electricity consumption, credit balances, partial and total values of the electricity supply, among others.

Governance pillar: all employees, members of the Board of Directors and members of the Supervisory Committee adhere to the code of ethics and, in turn, a policy has been implemented to facilitate the reporting of alleged irregularities.

About edenor

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (in GWh). Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the City of Buenos Aires, which has a population of approximately 11 million people and an area of 4,637 sq. km. In the first quarter, Edenor sold 5,470 GWh of energy and purchased 6,351 GWh (including wheeling system demands), with revenue from sales in the amount of AR$ 30,401 billion adjusted by inflation as of March 2022. In turn, the company had negative net results in the amount of AR$ 12,665 billion.

Disclaimer

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no

Edenor S.A – Earnings Release 1Q22	12

guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Edenor S.A.

Avenida del Libertador 6363, Piso 4º

(C1428ARG) Buenos Aires, Argentina

Tel: 5411.4346.5511

investor@edenor.com

www.edenor.com

Edenor S.A – Earnings Release 1Q22	13

Condensed Interim Statements of Financial Position

As of March 31, 2022 and 2021

Values expressed on a constant currency basis

In million of Argentine Pesos in constant purchising power	03.31.2022	03.31.2021		03.31.2022	03.31.2021
	AR$	AR$		AR$	AR$

ASSETS			EQUITY

Non-current assets			Share capital	875	875
Property, plant and equipment	226,715	226,827	Adjustment to share capital	64,437	64,437
Interest in joint ventures	14	16	Additional paid-in capital	889	889
Deferred tax asset	510	494	Treasury stock	31	31
Other receivables	4	9	Adjustment to treasury stock	1,384	1,384
Financial assets at amortized cost	-	-	Adquisition cost of own shares	(5,349)	(5,349)
Total non-current assets	227,243	227,346	Legal reserve	4,521	4,521
			Opcional reserve	43,779	43,779
Current assets			Other comprehensive loss	(231)	(231)
Inventories	3,034	3,994	Accumulated losses	(27,598)	(24,780)
Other receivables	2,951	2,476	TOTAL EQUITY	82,738	85,556
Trade receivables	19,200	20,390
Financial assets at fair value through profit or loss	15,915	17,938
Financial assets at amortized cost	165	282	LIABILITIES
Cash and cash equivalents	5,456	3,683	Non-current liabilities
Total current assets	46,721	48,763
			Trade payables	704	767
			Other payables	10,348	10,975
TOTAL ASSETS	273,964	276,109	Borrowings	-	-
			Deferred revenue	1,676	1,959
			Salaries and social security payable	482	463
			Benefit plans	1,171	1,157
			Deferred tax liability	59,015	57,396
			Tax liabilities	1,595	-
			Provisions	4,511	4,622
			Total non-current liabilities	79,502	77,339

			Current liabilities
			Trade payables	89,132	88,439
			Other payables	4,842	4,617
			Borrowings	11,334	11,914
			Derivative financial instruments	-	-
			Deferred revenue	44	51
			Salaries and social security payable	3,928	5,244
			Benefit plans	131	152
			Tax payable	1,086	1,456
			Tax liabilities	622	718
			Provisions	605	623
			Total current liabilities	111,724	113,214
			TOTAL LIABILITIES	191,226	190,553

			TOTAL LIABILITIES AND EQUITY	273,964	276,109

Edenor S.A – Earnings Release 1Q22	14

Condensed Interim Statements of Comprehensive Income
for the three-month period ended on March 31, 2022 and 2021

Values expressed on a constant currency basis

In millon of Argentine Pesos in constant purchising power	03.31.2022	03.31.2021
	AR$	AR$

Continuing operations
Revenue	30,401	32,607
Electric power purchases	(17,979)	(19,771)
Subtotal	12,422	12,836
Transmission and distribution expenses	(7,892)	(8,072)
Gross loss	4,530	4,764
Selling expenses	(3,534)	(3,789)
Administrative expenses	(2,404)	(2,051)
Other operating income	1,123	853
Other operating expense	(1,255)	(1,358)
Operating Profit (Loss)	(1,540)	(1,581)
Financial income	(19)	21
Financial expenses	(8,290)	(6,868)
Other financial expense	(1,536)	117
Net financial expense	(9,845)	(6,730)
RECPAM	11,781	8,402
Profit (Loss) before taxes	396	91
Income tax	(3,214)	(1,305)
Profit (Loss) for the period	(2,818)	(1,214)

Basic and diluted earnings Profit (Loss) per share:
Basic and diluted earnings profit (loss) per share	(3.22)	(1.39)

Edenor S.A – Earnings Release 1Q22	15

Condensed Interim Statements of Comprehensive Income
for the three-month period ended on March 31, 2022 and 2021

Values expressed at historical values

In millon of Argentine Pesos at histórical values	03.31.2022	03.31.2021
	AR$	AR$

Continuing operations
Revenue	28,590	20,106
Electric power purchases	(16,940)	(12,179)
Subtotal	11,651	7,927
Transmission and distribution expenses	(5,679)	(3,906)
Gross loss	5,972	4,020
Selling expenses	(3,075)	(2,143)
Administrative expenses	(2,022)	(1,094)
Other operating expense, net	(512)	(169)
Operating Profit (Loss)	362	615
Labilities regularization agreement	424	-
Financial income	(18)	13
Financial expenses	(8,346)	(4,324)
Other financial expense	(922)	107
Net financial expense	(9,285)	(4,205)

Profit (Loss) before taxes	(8,499)	(3,590)

Income tax	(1,122)	(261)
Profit (Loss) for the period	(9,621)	(3,851)

Basic and diluted earnings Profit (Loss) per share:
Basic and diluted earnings Profit (Loss) per share	(11.00)	(4.40)

Edenor S.A – Earnings Release 1Q22	16

Condensed Interim Statements of Cash Flows

For the three-month period ended on March 31, 2022 and 2021

Values expressed on a constant currency basis

In millon of Argentine Pesos in constant purchising power	03.31.2022	03.31.2021
	AR$	AR$

Cash flows from operating activities
Loss (Profit) for the period	(2,818)	(1,018)
Adjustments to reconcile net (loss) profit to net cash flows provided by operating activities:	5,234	3,850

Changes in operating assets and liabilities:
Increase (Decrease) in trade receivables	(1,505)	(1,641)
Increase (Decrease) in trade payables	4,941	4,036
Income tax payment	-	-
Increase (Decrease) of Cammesa Commercial Financing	-	-
Others	(562)	1,037

Net cash flows provided by operating activities	5,290	6,264

Net cash flows used in investing activities	(3,607)	(3,275)

Net cash flows used in financing activities	(188)	(177)

Net (decrease) increase in cash and cash equivalents	1,495	2,812

Cash and cash equivalents at beginning of year	3,683	7,642
Exchange differences in cash and cash equivalents	279	247
Result for exposure to inflation in cash and cash equivalents	(1)	(2)
Net Increase (Decrease) in cash and cash equivalents	1,495	2,812
Cash and cash equivalents at the end of period	5,456	10,699

Supplemental cash flows information
Non-cash operating, investing and financing activities
Acquisitions of property, plant and equipment through increased trade payables	(384)	(1,015)
Acquisitions of assets for rights of use through an increase in other debts	(163)	(99)

Investor Relations Contacts: Germán Ranftl Chief Financial Officer Silvana Coria Investor Relations Manager
investor@edenor.com | Tel: +54 (11) 4346-5511

Edenor S.A – Earnings Release 1Q22	17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: May 12, 2022